SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: January 4, 2002



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33



                  Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  /x/    Form 20-F                     /_/   Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  /_/    Yes                           /x/   No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



                   This Form 6-K consists of a press release issued by Biora AB on January 4, 2002, regarding the appointment of a new President of Biora, Inc., Biora AB's U.S. subsidiary.





                           Press release from Biora AB (publ), January 4, 2002


No 1/02                                                  FOR IMMEDIATE RELEASE


New President for Biora's U.S. subsidiary


Christopher Pallotto has been appointed as the new President of Biora Inc., Biora's U.S. subsidiary. He replaces Donna Janson who on January 1 became the new President and Chief Executive Officer of Biora AB, in Malmo, Sweden.

Christopher Pallotto is a licensed dentist and since 1998 he has been responsible for Biora Inc.'s sales organization. He has worked in the dental industry since 1989 and started working at Biora Inc. in 1997. Before Christopher Pallotto joined Biora he held various sales management positions at Nobel Biocare's subsidiary in the U.S. Prior to that he worked as a dentist for five years.

Donna Janson, Biora's President and CEO, commented on the decision:

"I am very pleased to appoint Christopher Pallotto as the new President of Biora Inc. With his considerable experience and knowledge we are able to secure the continuity of our operations and in the relationships with our customers in Biora's largest market. In addition, the ability to recruit from within the organization ensures our continued momentum in this market and provides stability within the organization."



Biora develops manufactures and sells biology based products for the treatment of dental diseases. The principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the NASDAQ National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.
----------------------------------------------------------------------------

For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-  Kerstin Palsson, Chief Financial Officer, Biora +46-40-32 13 56
-  Donna Janson, President and CEO, Biora, tel: 312-832-1414 or
   +46- 40-32 13 59
-  Elisabeth Lavers, Investor Relations, Biora US, tel: 203 977 7797
-  http://www.biora.com




                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             BIORA AB


Dated: January 4, 2002                       By:  /s/  Kerstin Palsson
                                                  ----------------------------
                                                  Kerstin Palsson
                                                  Chief Financial Officer